Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 10, 2026

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders (the “Meeting”) of NeuroSense Therapeutics Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on March 10, 2026 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.	To approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which will be described in the accompanying Proxy Statement.

Shareholders of record at the close of business on February 17, 2026 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at a Special Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held 4:00 p.m. (Israel time) on March 10, 2026, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about February 17, 2026 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on February 17, 2026, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.	To approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On February 11, 2026, we had 33,396,608 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, February 17, 2026, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association (the “Articles”), the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (“Equiniti”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless the Company receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 4:00 p.m. (Israel time) on March 8, 2026, or such later deadline prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. (Israel time) on March 10, 2026 (or such later deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on February 17, 2026. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on February 17, 2026, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with Equiniti, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 19, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation, therefore, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

AMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company’s registered share capital currently consists of 90 million Ordinary Shares, no par value per share. As of February 11, 2026, the Company had approximately 39 million Ordinary Shares available for future issuance after taking into account the shares available for issuance under outstanding option, warrants and RSU grants.

The Board recommends that the shareholders approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company by an additional 110 million Ordinary Shares such that the total registered share capital of the Company would consist of 200 million Ordinary Shares, no par value per share.

The Board believes that the proposed increase in the Company’s registered share capital will maintain flexibility for strategic financing and other potential future issuances of shares to secure the resources needed to support the continued advancement of PrimeC, including planned Phase 3 activities. The approval of this amendment does not, in and of itself, result in the issuance of any additional shares.

If approved, Article 6.1 of the Articles shall be revised to read as follows: “The registered share capital of the Company consists of 200 million Ordinary Shares without par value.”

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company to 200 million Ordinary Shares, no par value.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 7, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

February 13, 2026

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